Exhibit 99.1

Investor Contact: Steve Kunszabo Iridium Communications Inc. +1 (703) 287-7570 steve.kunszabo@iridium.com	Press Contact: Ashley Eames Iridium Communications Inc. +1 (703) 287-7476 ashley.eames@iridium.com

IRIDIUM ANNOUNCES PLANNED EXCHANGE OFFER FOR $7.00 WARRANTS

MCLEAN, Va. – September 28, 2012 – Iridium Communications Inc. (Nasdaq: IRDM) (“Iridium”) today announced its intention to conduct an offer to exchange its outstanding $7.00 warrants for Iridium common stock. The Company plans to offer holders of its $7.00 warrants one share of common stock for every six warrants tendered (equivalent to approximately 0.1667 shares for every warrant tendered). Iridium expects to commence the exchange offer as early as October 1, 2012.

The warrants currently trade under the symbol IRDMW on the NASDAQ Stock Market. Some of the warrants are included in Iridium’s outstanding Units, which trade under the symbol IRDMU on the NASDAQ Stock Market.

Iridium also announced that on September 24, 2012, it entered into privately negotiated warrant exchange agreements with funds managed by T2 Partners Management, L.P. (“T2”), the largest holder of its outstanding $7.00 warrants. Pursuant to these agreements, Iridium issued 562,370 new shares of its common stock in exchange for 3,374,220 of the $7.00 warrants held by the T2 funds, representing approximately 27% of the outstanding $7.00 warrants.

Following these exchanges, Iridium has 8,979,434 outstanding $7.00 warrants, including 632,726 that are included in the Units.

“The preferred stock offering we announced today satisfies our capital raise obligation under our recent credit facility amendment and is part of our fully funded plan for the construction of our next generation satellite constellation, Iridium NEXT,” said Matt Desch, chief executive officer, Iridium. “With that obligation satisfied, the warrant proceeds are no longer required, and we can undertake the planned warrant exchange tender offer.

Important Information

This press release does not constitute an offer to sell or the solicitation of an offer to buy the preferred stock or the shares of common stock into which the preferred stock is convertible. This press release and the description of the planned warrant exchange offer contained herein are for informational purposes only and are not an offer to purchase warrants or a solicitation of an offer to sell common stock of Iridium. The exchange offer described herein has not yet been commenced. At the time the exchange offer is commenced, Iridium intends to file with the SEC a tender offer statement on a Schedule TO containing an offer to exchange, a letter of transmittal and other related documents. Such documents will be mailed to holders of record of $7.00 warrants and will also be made available for distribution to beneficial owners of $7.00 warrants, including those included in outstanding Units. The solicitation of offers to exchange warrants for common stock of Iridium will only be made pursuant to the offer to exchange, the letter of transmittal and related documents. Warrant holders are advised to read the offer to exchange, the letter of transmittal and all related documents, if and when such documents are filed and become available, as they will contain important information about the exchange offer and proposed warrant exchange. Security holders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about Iridium may be obtained, if and when available, without charge, by directing a request to Iridium, attention Investor Relations, at (703) 287-7570 or on Iridium’s website at www.iridium.com.

About Iridium Communications Inc.

Iridium is the only mobile voice and data satellite communications network that spans the entire globe. Iridium enables connections between people, organizations and assets to and from anywhere, in real time. Together with its ever-expanding ecosystem of partner companies, Iridium delivers an innovative and rich portfolio of reliable solutions for markets that require truly global communications. The company has a major development program underway for its next-generation network – Iridium NEXT. Iridium Communications Inc. is headquartered in McLean, Va., U.S.A., and its common stock trades on the NASDAQ Global Select Market under the ticker symbol IRDM. For more information about Iridium products, services and partner solutions, visit www.iridium.com.

Forward-Looking Statements

Statements in this press release that are not purely historical facts may constitute forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding the completion of the proposed preferred stock offering and warrant exchange tender offer, including the warrant exchange ratio. The preferred stock offering has not been concluded, and the warrant exchange offer has not been commenced, and there can be no assurance that they will be, or on what terms. Other forward-looking statements can be identified by the words “anticipates,” “may,” “can,” “believes,” “expects,” “projects,” “intends,” “likely,” “will,” “to be” and other expressions that are predictions or indicate future events, trends or prospects. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Iridium to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, uncertainties regarding increases in customer demand for Iridium’s products and services, Iridium’s ability to maintain the health, capacity and content of its satellite constellation, and the development of and transition to Iridium NEXT, including expanded capacity and features, as well as general industry and economic conditions, and competitive, legal, governmental and technological factors. Other factors that could cause actual results to differ materially from those indicated by the forward-looking statements include those factors listed under the caption “Risk Factors” in the Company’s Form 10-K for the year ended December 31, 2011, filed with the SEC on March 6, 2012 and Form 10-Q for the period ended June 30, 2012, filed with the SEC on August 2, 2012. There is no assurance that Iridium’s expectations will be realized. If one or more of these risks or uncertainties materialize, or if Iridium’s underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected. Iridium’s forward-looking statements speak only as of the date of this press release, and Iridium undertakes no obligation to update forward-looking statements.

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